SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Linktone Ltd.
(Name of Subject Company (Issuer))

MNC International Ltd.
PT Media Nusantara Citra Tbk
(Names of Filing Persons (Offerors))

American Depositary Shares (each represents 10 ordinary shares, par value $0.0001 per share)	535925101

Ordinary Shares, par value $0.0001 per share	535925929

(Titles of classes of securities)	(CUSIP number of class of securities)
Hary Tanoesoedibjo
President Director
PT Media Nusantara Citra Tbk
Menara Kebon Sirih
Jl. Kebon Sirih 17-19
Jakarta, 10340
Indonesia
+62 21 390 0885
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the filing person)

Copies to:
Mark D. Gerstein
Latham & Watkins LLP
233 S. Wacker Dr. Suite 5800
Chicago, IL 60606
Tel: 312-876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,800,000	$896.04

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of American Depositary Shares (“ADSs”) representing 10 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and Ordinary Shares, aggregating up to 6,000,000 ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose) of Linktone Ltd., at a purchase price of $3.80 per ADS or $0.38 per Ordinary Share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.003930% of the transaction valuation.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $896.04	Filing Party: PT Media Nusantara Citra Tbk
Form or Registration No. SC TO-T	Date Filed: February 6, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a the Offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party the Offer subject to Rule 14d-1.

☐	issuer the Offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the Offer: ☐

AMENDMENT NO. 2 TO SCHEDULE TO
     This Amendment No. 2 (this “Amendment”) to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 6, 2008 and amended on February 28, 2008, on behalf of PT Media Nusantara Citra Tbk, a company incorporated with limited liability under the laws of the Republic of Indonesia (“MNC”) and MNC International Ltd., a company incorporated with limited liability under the laws of the Cayman Islands and an indirect wholly-owned subsidiary of MNC (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase American Depositary Shares (“ADSs”) representing 10 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and Ordinary Shares, aggregating up to 6,000,000 ADSs (treating each Ordinary Share as one-tenth of an ADS for such purpose) of Linktone Ltd., a company incorporated with limited liability under the laws of the Cayman Islands (“Linktone”), at a price of $3.80 per ADS or $0.38 per Ordinary Share (in each case, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 2008, as amended and restated on February 28, 2008 (as amended and restated, the “Offer to Purchase”), and in the related Letter of Transmittal for ADSs or the Letter of Transmittal for Ordinary Shares, as applicable (each, a “Letter of Transmittal” and together, the “Letters of Transmittal” and together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). A copy of the Offer to Purchase, as amended and restated, is filed as Exhibit (a)(1)(H) to the Schedule TO. Copies of the Letters of Transmittal for ADSs and Ordinary Shares are filed as Exhibit (a)(1)(B) and Exhibit (a)(1)(I) respectively to the Schedule TO.
Miscellaneous
Item 11 of the Schedule TO is amended and supplemented by adding the following to the end thereof.
“As of midnight, New York City time, on February 27, 2008, 1,771,026 ADSs and zero Ordinary Shares had been tendered and not withdrawn. As of midnight, New York City time, on March 4, 2008, 2,185,134 ADSs and zero Ordinary Shares had been tendered and not withdrawn.”

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MNC International Ltd.
By:	/s/ Jarod Suwahjo
	Name:	Jarod Suwahjo
	Title:	Director

PT Media Nusantara Citra Tbk
By:	/s/ Hary Tanoesoedibjo
	Name:	Hary Tanoesoedibjo
	Title:	President Director

Date: March 4, 2008

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of February 6, 2008 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(B)	Letter of Transmittal for ADSs (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(G)	Summary Advertisement published on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(H)	Amended and Restated Offer to Purchase, dated as of February 28, 2008 (incorporated by reference to Exhibit (a)(1)(H) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

(a)(1)(I)	Letter of Transmittal for Ordinary Shares (incorporated by reference to Exhibit (a)(1)(I) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

(a)(1)(J)	Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(K)	Revised Press Release issued by Linktone on November 28, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 28, 2007).

(a)(1)(L)	Revised Press Release issued by MNC on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(M)	Press Release issued by Linktone on November 29, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 29, 2007).

(a)(1)(N)	Investor Presentation by MNC and Linktone on November 30, 2007 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on November 30, 2007).

(a)(1)(O)	Press Release issued by Linktone on January 30, 2008 (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on January 31, 2008).

(a)(1)(P)	Investor Presentation (incorporated by reference to the Schedule TO-C filed by MNC with the SEC on February 4, 2008).

(a)(1)(Q)	Press Release issued by MNC on February 6, 2008 (incorporated by reference to Exhibit (a)(1)(O) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(a)(1)(R)	Press Release issued by MNC on February 28, 2008 (incorporated by reference to Exhibit (a)(1)(Q) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).

(a)(5)	Amended and Restated Deposit Agreement, dated April 26, 2007, among Linktone, JPMorgan Chase Bank N.A. and Holders of American Depositary Receipts (incorporated by reference to Exhibit A to the Company’s Registration Statement on Form F-6 (Registration No. 333-142133) as filed with the SEC on April 16, 2007).

(d)(1)	Acquisition Agreement, dated as of November 28, 2007, among MNC and Linktone (incorporated by reference to Exhibit A to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Linktone with the SEC on December 21, 2007).

(d)(2)	Confidentiality Agreement, dated as of October 5, 2007, by and between Linktone and MNC (incorporated by reference to Exhibit (d)(2) of the Schedule TO-T filed by MNC with the SEC on February 6, 2008).

(d)(3)	Amendment No. 1 to Acquisition Agreement, dated as of February 28, 2008, among MNC, the Purchaser and Linktone (incorporated by reference to Exhibit (d)(3) of the Schedule TO-T/A filed by MNC with the SEC on February 28, 2008).